November 28, 2005

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance|
Securities & Exchange Commission
Washington DC 20549-7010

Re:     November 22, 2005 Comment Letter
        LSB Industries, Inc.
        Item 4.02 Form 8-K
        Filed: November 22, 2005
        File No. 1-7677

Dear Mr. Decker:

This letter responds to your comment letter dated November 22, 2005, as referenced above. Below we have repeated your comments and provided our response immediately under the heading "Company response."

The Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comment 1: We note that you intend to file restated financial statements. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

 Company response:

 The Company intends to file on or before December 31, 2005, its amended 2004 Form 10-K/A, which will include the Company's 2004 restated financial statements, and its amended Forms 10-Q/A for quarters ended March 31, 2005, and June 30, 2005, as stated in the Company's Form 10-Q for quarter ended September 30, 2005 ("Explanatory Introduction Note" and Note 1 to Condensed Consolidated Financial Statements"), the Company's press release announcing its quarterly results for quarter ended September 30, 2005, and Exhibit 99.1 to the Company's Form 8-K (Item 2.02).

 Staff Comment 2: We remind you that when you file your restated Form 10-K and you should appropriately address the following:

  an explanatory paragraph in the reissued audit opinion,
  full compliance with APB 20, paragraphs 36 and 37,
  fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data, updated Item 9A and disclosures should include the following:
    a discussion of the restatement and the facts and circumstances surrounding it, how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures, changes to internal controls over financial reporting, and anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
    Refer to Items 307 and 308(c) of Regulation S-K.
  include all updated certifications.

Company response:

 We acknowledge the above comment and will amend our Form 10-K accordingly and in full compliance with APB 20, paragraphs 36 and 37.

Further, we want to call your attention to our disclosure to Item 4 contained in our Form 10-Q for quarter ended September 30, 2005, which states as follows:

Item 4. Controls and Procedures.

Controls and Procedures

 As noted on the cover of this Form 10-Q, we are not an "accelerated filer". Due to the definitions, certain areas contained within the disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), overlap with the definition of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act).

In response to comments raised by the staff of the SEC concerning the lack of disclosure relating to our change from the LIFO method of accounting to the FIFO method for inventory of heat pump products within our Climate Control segment, our management agreed with the SEC to disclose the change and restate our 2004 audited financial statements and prior years in accordance with APB No. 20. In connection with the restatement, under the direction of our CEO and CFO, and the benefit of hind sight, we re-evaluated our disclosure controls and procedures that were in effect as of December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 and identified the following material weakness:

  incorrectly assessing the materiality of the change from the LIFO method to the FIFO method of accounting relative to net income resulting in the decision at the time of the change not to disclose and not to restate the prior years' financial statements.

Solely as a result of this material weakness, we have concluded that our disclosure controls and procedures were not effective as of December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005. Our management has discussed our disclosure controls and procedures with our Audit Committee and our independent auditors. We are in the process of correcting the above described material weakness.

In October 2005, we began to formalize a Disclosure Committee. The committee was formed, a chairman was appointed and an outline of tasks was adopted that includes the development of a charter and formal policies and procedures. The committee will report to our CFO and will include the following:

  Senior Vice President - Corporate Controller
  Vice President - General Counsel
  Vice President - Financial Services
  Vice President - Controller - Climate Control Business
  Vice President - Controller - Chemical Business
  Manager - Financial Reporting
  Director - Internal Audit

The committee will involve, when and as needed, the top executives responsible for the Company's two core businesses. The Disclosure Committee, in addition to maintaining the existing oversight activities, will examine and re-evaluate the Company's policies, procedures and criteria for determining materiality of items relative to operating and net income and the financial statements taken as a whole.

We anticipate that we will have corrected this material weakness by December 31, 2005. During the quarter ended September 30, 2005, there were no significant changes to our internal controls over financial reporting. However, subsequent to September 30, 2005, we took certain steps to correct the material weakness as described above."

We are assuming that the Company has responded to all of the staff's comments to the comment letter of September 28, 2005, and that the staff has no further comments in connection therewith. If this assumption is not correct, please advise us. We appreciate the courtesies you and the staff have shown us in connection with the staff's comments.

Sincerely,
LSB INDUSTRIES, INC.

Tony M. Shelby
Executive Vice President of Finance
and Chief Financial Officer